EXHIBIT 28(c)




                          PRESS RELEASE


FOR IMMEDIATE RELEASE
FRIDAY
JUNE 10, 1994

CONTACT PERSON:  STACY DUCKETT
                 DIRECTOR, CORPORATE COMMUNICATIONS
                 (501) 688-8229


                  TCBY DECLARES CASH DIVIDEND


LITTLE ROCK, AR - June 10, 1994 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on July 6, 1994 to shareholders of record as of June 21, 1994.

TCBYR is the largest franchisor, licensor and operator of frozen yogurt stores in the United States. The Company manufactures and sells soft serve frozen yogurt, frozen yogurt hardpack and novelty products and foodservice equipment.


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